Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 Amendment No. 1 (File number 333-252128) of our audit report dated August 7, 2020, with respect to the consolidated balance sheets of Defense Technologies International Corp. as of April 30, 2020 and 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years then ended, appearing in the Annual Report on Form 10-K for the year ended April 30, 2020. Our report dated August 7, 2020, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

March 16, 2021